Michele Drummey
Director and Corporate Counsel
Law Department – Prudential Retirement

The Prudential Insurance Company of America
280 Trumbull Street
1 Commercial Plaza
Hartford, CT 06103
Tel (860) 534-4245
Fax (860) 534-8885 michele.drummey@prudential.com

June 25, 2015

Ms. S. Samuel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Post Effective Amendment #21 to 333-95637/811-09799

Dear Ms. Samuel,

Thank you for taking the time to speak with me on June 23, 2015. In response to the comments you provided to Post-Effective Amendment #20 to Registration Statement 333-95637 filed by The Prudential Insurance Company of America (“Prudential”) and The Prudential Discovery Premier Group Variable Contract Account on June 19, 2015, we have filed Post-Effective Amendment #21 to Registration Statement 333-95637 (“PEA #21”).

We have also provided you with a courtesy copy of the filing which tracks the changes made from Post-Effective Amendment #20.

Described below in bold are the comments provided to me in our conversation of June 23, 2015 as well as Prudential’s responses:

1.	Affirmatively state there is no right to cancel period available in the section entitled, “Brief Description of the Contracts”.

In the section entitled, “Brief Description of the Contracts”, we have added disclosure indicating that: (1) there is no right to cancel period; (2) once invested in a Subaccount, the Participant may either withdraw or transfer that contribution to another Subaccount or investment option offered by the retirement plan; (3) although no withdrawal charges apply, the contribution is subject to the investment experience of that Subaccount for the period of time in which it was invested; and (4) the Subaccount value could therefore be more or less than the original contribution invested.

2.	Update the fifth paragraph of the Accumulation Period section (“Initial Contributions Paragraph”) to clarify how Prudential will handle not in good order initial contributions.

As discussed, the Initial Contributions Paragraph has been rewritten to reflect Prudential’s compliance with paragraph
(c)(2) of Rule 22c-1 of the Investment Company Act of 1940.

3.	Please clarify the sentence in the Initial Contributions Paragraph that indicates a Contractholder may avoid a prohibited and taxable reversion when not in good order contributions are refunded by allocating them to a qualified trust or annuity contract.

In our update to the Initial Contributions Paragraph, we have clarified that the Contractholder may avoid a prohibited and taxable reversion to the Contractholder if the proceeds are paid into a qualified trust or annuity contract.

4.	In the third paragraph of the section entitled, “Transfers”: (1) delete the words “and in the Contract(s)” from the sentence which reads, “All transfers are subject to the terms and conditions set forth in this prospectus and in the Contract(s) covering a Participant”; and (2) delete the sentence which indicates that Prudential may stipulate different procedures for Contracts under which another entity provided record keeping services.

In the second line of the attached prospectus page 12, we have deleted the words “and in the Contract(s)” since all the material terms applicable to Participant transfers are described in the prospectus. (Note the first black triangle indicating the place those words have been deleted.) We have also deleted the above referenced sentence related to Contracts where another entity is the record keeper as it is not applicable. Prudential is the record keeper for the Contractholder’s retirement plan. (Note the second black triangle placed at the end of the paragraph where that sentence once was.)

5.	In the fourth paragraph of the section entitled, “Transfers”: (1) clarify that Prudential is the Contract issuer but also the record keeper of the retirement plan; (2) clarify the Contractholder owns the group variable annuity Contract and has the right to terminate it; and (3) explain the Participants’ rights in the event such termination should occur.

We have added disclosure explaining that Prudential is the Contract issuer and record keeper of the retirement plan. We have also clarified that the Contractholder may terminate the group variable annuity Contract and the Participants’ rights in the event such termination should occur.

As you know, Prudential made an oral request to accelerate the effectiveness of PEA #20 to June 26, 2015 during the June 23, 2015 phone call referenced above. Pursuant to the requirements set forth under Rule 461 of the Securities Act of 1933 (“Act”) related to oral requests for acceleration, please be advised that both the registrant and the principal underwriter are aware of their obligations under the Act.

Please let me know if you have any further questions or concerns regarding PEA #21.

Sincerely,

/s/ Michele M. Drummey

Michele M. Drummey

Director and Corporate Counsel

The Prudential Insurance Company of America